                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington D.C. 20549


                                       FORM 6-K


                            REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                            SECURITIES EXCHANGE ACT OF 1934

                    For the Quarterly period ended December 31, 1998




                                        EIDOS PLC



                                  Wimbledon Bridge House
                                     1 Hartfield Road
                                    Wimbledon, London
                                 SW19 3RU United Kingdom
                                     44 181 636 3000
               (Address and telephone number of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X         Form 40-F
                                       ---                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                    Yes           No X
                                        ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                          82 - N/A
                                              -----

                                          EIDOS plc

                                           Form 6-K

                                      TABLE OF CONTENTS



                                                                                                     Page
                                                                                                     ----
Consolidated Financial Statements (Unaudited):

           Consolidated Balance Sheets as of December 31, 1998 and March 31, 1998                      2

           Consolidated Statements of Operations for the three and nine months ended December          3
           31, 1998 and 1997

           Statements of Recognised Gains and Losses for the three and nine months ended               5
           December 31, 1998 and 1997

           Consolidated Statements of Cash Flows for the nine months ended December 31, 1998           6
           and 1997

           Consolidated Statements of Changes in Shareholders' Equity for the nine months              7
           ended December 31, 1998

           Notes to Unaudited Consolidated Financial Statements                                        9

Management's Discussion and Analysis of Financial Condition and Results of
Operations for the three and nine months ended December 31, 1998                                      15


Exhibits

The following documents were filed as part of this Form 6-K:

           UK press release dated February 25, 1999 - results for the                                E-1
           nine months ended December 31, 1998
           US press release dated February 25, 1999 - results for the
           nine months ended December 31, 1998                                                       E-2


The information contained in this Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-8274).

EIDOS PLC
CONSOLIDATED BALANCE SHEETS RECONCILED TO US GAAP


                                                                    DECEMBER 31,       March 31,
                                                                            1998            1998
UK GAAP                                                              (UNAUDITED)      (restated)
-------                                                             ------------     -----------
                                                                            L000            L000
FIXED ASSETS
Intangible assets (net of amortisation of L1,513,000)                     28,403               -
Tangible assets                                                            6,331           6,734
Investments                                                                9,164          11,582
                                                                    ------------     -----------
Total fixed assets                                                        43,898          18,316
                                                                    ------------     -----------
CURRENT ASSETS
Stocks                                                                     6,477           5,118
Debtors                                                                  119,058          30,770
Cash at bank and in hand                                                   2,369          42,513
                                                                    ------------     -----------
TOTAL CURRENT ASSETS                                                     127,904          78,401

CREDITORS: AMOUNT FALLING DUE WITHIN ONE YEAR                           (76,910)        (26,327)
                                                                    ------------     -----------
NET CURRENT ASSETS                                                        50,994          52,074
                                                                    ------------     -----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     94,892          70,390
                                                                    ------------     -----------
CREDITORS DUE AFTER MORE THAN ONE YEAR:
US $50 million convertible bonds                                        (29,344)        (28,995)
Other creditors                                                          (4,308)           (459)
                                                                    ------------     -----------
                                                                        (33,652)        (29,454)
                                                                    ------------     -----------
NET ASSETS                                                                61,240          40,936
                                                                    ------------     -----------
                                                                    ------------     -----------

CAPITAL AND RESERVES
-----------------------
Called up share capital                                                    1,717           1,711
Share premium account                                                     49,552          49,349
Other reserves                                                               707             167
Profit and loss account                                                    9,264        (10,291)
                                                                    ------------     -----------
SHAREHOLDERS' FUNDS                                                       61,240          40,936
                                                                    ------------     -----------
                                                                    ------------     -----------

RECONCILIATION TO US GAAP                                                   L000            L000
-------------------------

Shareholders' funds (prepared under UK GAAP)                              61,240          40,936
Goodwill                                                                  19,439          19,605
Less in process research and development                                 (2,173)               -
Less amortisation                                                       (16,436)        (12,388)
Deferred tax                                                               2,003           2,003
                                                                    ------------     -----------
SHAREHOLDERS' FUNDS IN ACCORDANCE WITH US GAAP                            64,073          50,156
                                                                    ------------     -----------
                                                                    ------------     -----------

NOTES:
1. The accompanying notes are an integral part of these consolidated financial statements.
2. The balance sheet at March 31, 1998 has been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS RECONCILED TO US GAAP


UK GAAP                                                        THREE MONTHS ENDED        NINE MONTHS ENDED
-------                                                             DECEMBER 31,             DECEMBER 31,
                                                            ------------------------  -------------------------
                                                                   1998         1997        1998         1997
                                                             ----------   ----------  ----------   ----------
                                                                   L000         L000        L000         L000

TURNOVER - CONTINUING OPERATIONS                                121,525       81,252     169,111      103,069
Cost of goods sold                                             (37,260)     (27,674)    (59,763)     (36,802)
                                                             ----------    ---------  ----------   ----------
GROSS PROFIT                                                     84,265       53,578     109,348       66,267

Selling and marketing                                          (13,451)     (10,840)    (25,902)     (17,429)
Research and development                                       (13,812)      (7,100)    (29,941)     (23,072)
General and administrative                                      (7,227)      (4,319)    (17,350)     (12,513)
                                                             ----------    ---------  ----------   ----------
OPERATING EXPENSES                                             (34,490)     (22,259)    (73,193)     (53,014)
                                                             ----------    ---------  ----------   ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST                    49,775       31,319      36,155       13,253

Amounts written off investments                                   2,250            -     (3,000)            -
Profit on sale of operations                                          -          500           -          500
Net interest and similar charges                                  (713)        (502)       (771)        (767)
                                                             ----------    ---------  ----------   ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX                         51,312       31,317      32,384       12,986

TAXATION                                                       (18,291)     (10,823)    (13,159)      (4,482)
                                                             ----------    ---------  ----------   ----------
NET PROFIT AFTER TAX (PREPARED UNDER UK GAAP)
                                                                 33,021       20,494      19,225        8,504
                                                             ----------    ---------  ----------   ----------
EARNINGS PER SHARE                                               192.8p       121.0p      112.3p        50.2p
FULLY DILUTED EARNINGS PER SHARE                                 164.5p       103.9p      100.1p        47.1p

NOTES:
1. The accompanying notes are an integral part of these consolidated financial statements.
2. The UK GAAP fully diluted earnings per share for the three and nine months ended December 31, 1997 have been restated in accordance with Financial Reporting Standard No.14.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS RECONCILED
TO US GAAP (CONTINUED)


RECONCILIATION TO US GAAP                                      THREE MONTHS ENDED        NINE MONTHS ENDED
-------------------------                                          DECEMBER 31,             DECEMBER 31,
                                                            ------------------------  -------------------------
                                                                   1998         1997        1998         1997
                                                             ----------   ----------  ----------   ----------
                                                                   L000         L000        L000         L000
NET PROFIT AFTER TAX (PREPARED UNDER UK GAAP)
                                                                 33,021       20,494      19,225        8,504
Amortisation of goodwill                                          (771)      (2,224)     (4,047)      (6,061)
In process research and development                             (2,173)            -     (2,173)            -
Amounts written off investments                                 (2,250)            -       3,000            -
Computer games software                                               -            -           -     (10,125)
                                                             ----------    ---------   ---------    ---------
NET INCOME/(LOSS) IN ACCORDANCE WITH US GAAP                     27,827       18,270      16,005      (7,682)
                                                             ----------    ---------   ---------    ---------
EARNINGS/(LOSS) PER SHARE IN ACCORDANCE WITH US GAAP

BASIC                                                             162.5p      107.8p        93.5p     (45.4p)
DILUTED                                                           138.9p       92.8p        84.1p     (45.4p)

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                             THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                DECEMBER 31,               DECEMBER 31,
                                                          -------------------------  -------------------------
UK GAAP                                                           1998         1997         1998         1997
-------                                                     ----------    ---------   ----------   ----------
                                                                  L000         L000         L000         L000

NET PROFIT AFTER TAX                                            33,021       20,494       19,225        8,504
Currency translation differences on foreign currency
net investments                                                     (3)            3         163          (21)
                                                            ----------    ---------   ----------   ----------
TOTAL GAINS AND LOSSES IN THE PERIOD                            33,018       20,497       19,388        8,483
                                                            ----------    ---------   ----------   ----------

US GAAP

NET INCOME/(LOSS)                                               27,827       18,270       16,005      (7,682)
Other comprehensive income:
     Foreign currency translation adjustments                       (3)           3          163         (21)
     Unrealised gain/(loss) on investments                       2,250            -      (3,000)            -
                                                            ----------    ---------   ----------   ----------
TOTAL COMPREHENSIVE NET INCOME/(LOSS)                           30,074       18,273       13,168      (7,703)
                                                            ----------    ---------   ----------   ----------

The cumulative consolidation foreign currency translation adjustments were L553,000 at December 31, 1998 and L343,000 at December 31, 1997.

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                   NINE MONTHS ENDED        Nine months ended
                                                                   DECEMBER 31, 1998        December 31, 1997
                                                                                L000                     L000
                                                                    ----------------         ----------------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES                                  (17,472)                 (24,952)
                                                                    ----------------         ----------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                              1,558                      869
Dividend income received                                                         124                        -
Expenses paid in connection with bond issue                                        -                  (1,102)
Bond interest paid                                                             (951)                    (563)
Other interest paid                                                            (629)                    (171)
Interest paid on finance leases                                                (100)                    (118)
                                                                    ----------------         ----------------
                                                                                   2                  (1,085)
                                                                    ----------------         ----------------
TAXATION
UK tax paid                                                                  (1,866)                    (609)
Overseas tax paid                                                            (6,725)                    (723)
Overseas tax refunded                                                          2,956                        -
                                                                    ----------------         ----------------
                                                                             (5,635)                  (1,332)
                                                                    ----------------         ----------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                            (1,824)                  (4,572)
Sale of tangible fixed assets                                                     75                        3
Purchase of other investments                                                  (570)                 (11,824)
                                                                    ----------------         ----------------
                                                                             (2,319)                 (16,393)
                                                                    ----------------         ----------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                         (15,200)                        -
Purchase of associated undertakings                                                -                    (166)
Cash acquired with subsidiary undertakings                                       459                        -
Sale of business held for resale                                                   -                      500
                                                                   -----------------         ----------------
                                                                            (14,741)                      334
                                                                   -----------------         ----------------

NET CASH OUTFLOW BEFORE FINANCING                                           (40,165)                 (43,428)

FINANCING
Issue of ordinary share capital                                                  209                        -
Expenses paid in connection with share issue                                       -                    (140)
Proceeds from bond issue                                                           -                   30,864
Repayment of principal under finance leases                                    (625)                    (704)
                                                                    ----------------         ----------------
                                                                               (416)                   30,020
                                                                    ----------------         ----------------
DECREASE IN CASH IN THE PERIOD                                              (40,581)                 (13,408)
                                                                    ----------------         ----------------
                                                                    ----------------         ----------------

NOTES:
1. Net cash outflow from operating activities is derived from operating profit of L36,155,000 (1997: L13,253,000) adjusted for depreciation of L2,475,000 (1997: L1,991,000), goodwill amortisation and write-offs of L1,680,000 (1997: Lnil) and an increase in working capital of L57,782,000 (1997: L40,196,000).

2. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS PLC

       UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1998

                                                              ORDINARY SHARES
                                                 ----------------------------------------
L 000 (EXCEPT SHARE NUMBERS)                                                     SHARE                    PROFIT AND
                                                     NO. OF                    PREMIUM          OTHER           LOSS
US GAAP                                              SHARES        AMOUNT      ACCOUNT       RESERVES        ACCOUNT       TOTAL
-------                                          --------------  ---------- -------------- -----------  -------------- -----------
Balance as at April 1, 1998                          17,110,073      1,711         49,349          167       (10,291)       40,936

Profit for the period                                        --         --             --           --         19,225       19,225

Goodwill written off on associated companies                 --         --             --           --            167          167

Arising on the issue of options                              --         --             --          540             --          540

Translation adjustment                                       --         --             --           --            163          163

Issue of shares net of expenses                          56,710          6            203           --             --          209

                                                 --------------  ---------- -------------- -----------  -------------- -----------
BALANCE AS AT DECEMBER 31, 1998                      17,166,783      1,717         49,552          707          9,264       61,240
                                                 --------------  ---------- -------------- -----------  -------------- -----------

NOTES:

1. The accompanying notes are an integral part of these consolidated financial statements.

2. The UK GAAP reserves at April 1, 1998 have been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

EIDOS PLC

       UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED DECEMBER 31, 1998

                                                              ORDINARY SHARES
                                                 ----------------------------------------
L 000 (EXCEPT SHARE NUMBERS)                                                 ADDITIONAL
                                                     NO. OF                     PAID IN          OTHER       RETAINED
US GAAP                                              SHARES        AMOUNT       CAPITAL       RESERVES       EARNINGS      TOTAL
-------                                          --------------  ---------- -------------- -----------  -------------- -----------

Balance at April 1, 1998                             17,110,073      1,711         78,875         167        (30,597)      50,156

Loss for the period                                          --         --             --          --         (3,044)      (3,044)

Translation adjustment                                       --         --             --          --             72           72

Issue of shares net of expenses                             800         --              3          --             --            3
                                                 --------------  ---------- -------------- -----------  -------------- -----------
BALANCE AT JUNE 30, 1998                             17,110,873      1,711         78,878         167        (33,569)      47,187

Loss for the period                                          --         --             --          --         (8,778)      (8,778)

Translation adjustment                                       --         --             --          --             94           94

Unrealised loss on investments                               --         --             --          --         (5,250)      (5,250)
                                                 --------------  ---------- -------------- -----------  -------------- -----------
BALANCE AT SEPTEMBER 30, 1998                        17,110,873      1,711         78,878         167        (47,503)      33,253

Profit for the period                                        --         --             --          --         27,827       27,827

Arising on the issue of options                              --         --             --         540             --          540

Translation adjustment                                       --         --             --          --             (3)          (3)

Issue of shares net of expenses                          55,910          6            200          --             --          206

Unrealised gain on investments                               --         --             --          --          2,250        2,250
                                                 --------------  ---------- -------------- -----------  -------------- -----------
BALANCE AT DECEMBER 31, 1998                         17,166,783      1,717         79,078         707        (17,429)      64,073
                                                 --------------  ---------- -------------- -----------  -------------- -----------

NOTES:

1. The accompanying notes are an integral part of these consolidated financial statements.
2. The above information for the quarters ended June 30, 1998 and September 30, 1998 supersedes information given in the form 6-K for those quarters which contained a classification error between additional paid in capital and retained earnings.

EIDOS PLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom.

a.       UNAUDITED RESULTS

         The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments considered necessary to present fairly the consolidated financial position, results of operations and cash flows for such interim periods have been made. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Eidos' audited consolidated financial statements at March 31, 1998 apart from changes required by recently released Financial Reporting Standards.

b.       EARNINGS PER SHARE

         The earnings per share is calculated in accordance with Financial Reporting Standard No.14 and based on a weighted average number of ordinary shares in issue of 17,125,579 and 17,115,781 for the three and nine months ended December 31, 1998, respectively (1997: 16,943,355 and 16,937,132). The fully diluted earnings per share incorporates the shares issuable upon conversion of the US $50 million bonds and stock options and warrants outstanding at December 31, 1998. The fully diluted weighted average number of shares for the three and nine months ended December 31, 1998 was 20,275,663 and 20,199,383, respectively (1997: 20,030,880 and 20,035,600).

         The weighted average number of shares used to calculate the basic and diluted earnings per share under US GAAP is the same as for UK GAAP.

c.       LICENCE FEES

         Licence fees payable to celebrities and professional sports organisations for use of their name over a number of years or for a range of products (a franchise), including sub-licence arrangements and fees payable through intermediaries, are charged to income as sales and marketing expenditure over the life of the licence. Licence fees are classified as current and non-current assets based on the remaining life of the licence. Management regularly reviews the carrying value of such licences and will accelerate the amortisation should circumstances require it.

d.       GOODWILL

         In accordance with Financial Reporting Standard No. 10, purchased goodwill arising after April 1, 1998 is capitalised and amortised over its useful economic life. The unamortized balance of goodwill at each reporting date is reviewed. Given the fast changing industry in which it is involved, Eidos believes that the goodwill arising to date is unlikely to have a useful life in excess of 3 years.

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../

e.       SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

         A summary of the most significant differences applicable to the Group is set out below:

         (1) BUSINESS COMBINATIONS

         Under UK GAAP goodwill arising prior to April 1, 1998 has been written off directly to reserves. This goodwill has not been reinstated in the balance sheet, and in accordance with Financial Reporting Standard No.10, has been offset against the merger reserve with the balance being offset against the profit and loss account reserve. The balance sheet as at March 31, 1998 has been restated to reflect this presentational change.

         For US GAAP purposes, the aggregate excess purchase price over the fair value of net assets is allocated to in-process research and development or goodwill. The in-process research and development amounts recorded in connection with each acquisition were expensed in the period of the related acquisition. The Company has assessed the recoverability of goodwill using projected future earnings and cash flows and has concluded that goodwill is recoverable. It has also taken into account the assets, knowledge and reputation of the organisations which it has acquired. However, the Company recognises the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

         Additionally UK GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under US GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

         The benefit of acquired tax losses recognised in periods subsequent to the acquisition are credited to income under UK GAAP and credited to goodwill for US GAAP purposes.

         (2) DEFERRED TAXATION

         UK GAAP requires that no provision for deferred taxation should be made if there is reasonable evidence that such taxation will not be payable within the foreseeable future. US GAAP requires full provision for deferred taxation liabilities, and permits deferred tax assets to be recognised if their realisation is considered to be more likely than not.

         (3) INVESTMENTS

         Unlike UK GAAP that recognises gains and losses in the periodic performance statements; US GAAP requires unrealised changes in the value of listed investments to be recognised as a separate component of shareholders' equity until realised.

2.       ACQUISITIONS

         On November 5, 1998, Eidos acquired Crystal Dynamics, Inc., a software developer based in Palo Alto, California. Total consideration was $47 million, of which $46.1 million was in cash and $0.9 million was in the form of assumption of stock options. Half of the cash consideration was paid on acquisition with the balance due on April 1, 1999.

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../

2.       ACQUISITIONS (CONTINUED)

         The acquisition has been accounted for using the purchase method. Eidos' results for the three and nine months ending December 31, 1998 include those of Crystal Dynamics from the date of acquisition.

         Goodwill arising on the transaction of $49.7m has been capitalised as an intangible asset and is being amortised in accordance with Eidos' accounting policy.

         The purchase price included in-process research and development valued at $3.6 million which, under US GAAP, has been expensed rather than capitalised as part of goodwill. This in-process research and development includes products in the development stage which are not considered to have reached technological feasibility. It is anticipated that they will do so within the next three years.

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../

3.       SEGMENTAL ANALYSIS

The analysis by class of business of turnover, loss before tax and assets for Eidos and its subsidiaries on a consolidated basis is given below.

                                  TURNOVER             PROFIT BEFORE TAXATION         GROSS ASSETS                NET ASSETS
                            -----------------------   -----------------------   ------------------------   -------------------------
                              NINE MONTHS ENDED          NINE MONTHS ENDED
                                DECEMBER 31,                DECEMBER 31,        DECEMBER 31,  March 31,    DECEMBER 31,    March 31,
                            -----------------------   -----------------------   ------------  ----------   ------------   ----------
                                  1998         1997         1998         1997          1998         1998          1998          1998
                            ----------   ----------   ----------   ----------   -----------   ----------   ------------   ----------
CLASS OF BUSINESS                 L000         L000         L000         L000          L000         L000           L000         L000
Computer software              166,444      100,863       32,855       14,607       182,516       93,304         62,681       43,561
Video editing                    2,667        2,165        (471)        (591)         3,510        3,413        (1,441)        (971)
Record company                       -           41            -      (1,030)             -            -              -      (1,654)
                            ----------   ----------   ----------   ----------   -----------   ----------     ----------   ----------
                               169,111      103,069       32,384       12,986       186,026       96,717         61,240       40,936
                            ----------   ----------   ----------   ----------   -----------   ----------     ----------   ----------

The geographical analysis of turnover, loss before tax and assets for Eidos and its subsidiaries on a consolidated basis is given below.

                                         TURNOVER TO UNAFFILIATED CUSTOMERS                   INTER-SEGMENT SALES
                            --------------------------------------------------   ------------------------------------------------
                               BY DESTINATION               BY ORIGINATION         BY DESTINATION              BY ORIGINATION
                              NINE MONTHS ENDED           NINE MONTHS ENDED       NINE MONTHS ENDED          NINE MONTHS ENDED
                                DECEMBER 31,                 DECEMBER 31,           DECEMBER 31,                DECEMBER 31,
                            -----------------------   -----------------------   -----------------------   -----------------------
                                  1998         1997         1998         1997         1998         1997         1998         1997
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
GEOGRAPHICAL SEGMENT              L000         L000         L000         L000         L000         L000         L000         L000
United Kingdom                  24,217       18,846       44,168       33,878        7,627        5,323       59,169       33,457
Rest of Europe                  75,905       41,722       60,174       31,772       37,793       17,372            -            -
USA                             60,570       37,677       64,178       37,419       13,803       10,762           54            -
Rest of World                    8,419        4,824          591            -            -            -            -            -
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                               169,111      103,069      169,111      103,069       59,223       33,457       59,223       33,457
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../

3.       SEGMENTAL ANALYSIS (CONTINUED)


       NET PROFIT/(LOSS) BEFORE TAX

                                                                         NINE MONTHS ENDED
                                                                            DECEMBER 31,
                                                                     -------------------------
                                                                           1998           1997
                                                                     ----------     ----------
       GEOGRAPHICAL SEGMENT                                                L000           L000
       United Kingdom                                                    22,426          5,614
       Rest of Europe                                                     7,886          5,196
       USA                                                                2,183          2,176
       Rest of World                                                      (111)              -
                                                                     ----------    -----------
                                                                         32,384         12,986
                                                                     ----------    -----------

       ASSETS                                    NET ASSETS                   GROSS ASSETS
                                        DECEMBER 31,     March 31,    DECEMBER 31,    March 31,
                                        ------------    ----------    ------------    ----------
                                                1998          1998            1998          1998
                                        ------------    ----------    ------------    ----------
       GEOGRAPHICAL SEGMENT                     L000          L000            L000          L000
       United Kingdom                         60,738        50,331          61,894        59,000
       Rest of Europe                          7,878         1,354          44,918        11,864
       USA                                   (7,741)      (10,749)          78,167        25,853
       Rest of World                             365             -           1,047             -
                                         ------------   -----------   ------------    ----------
                                               61,240        40,936        186,026        96,717
                                         ------------   -----------   ------------    ----------


4.       STOCKS

                                          DECEMBER 31,        March 31,
                                                  1998             1998
                                          ------------        ---------
        Raw materials                              486              109
        Finished goods                           5,991            5,009
                                          ------------        ---------
                                                 6,477            5,118
                                          ------------        ---------

         Stocks are stated net of provisions of L1,048,000 at December 31, 1998 and L520,000 at March 31, 1998.

5.       BORROWINGS

         In April 1997 Eidos issued US$50 million of 6.25% convertible bonds. The bonds are convertible after August 31, 1997 and on or prior to July 24, 2002 into ordinary shares of 10p each of Eidos at an initial conversion price of L10.95 per share and with a fixed rate of exchange on conversion of $1.5965 = L1. The convertible bonds have been stated net of issue costs.

EIDOS PLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED.../

5.       BORROWINGS (CONTINUED)

                                                  DECEMBER 31, 1998             March 31, 1998
                                               ------------------------    ------------------------
                                               DUE WITHIN     DUE AFTER    Due within     Due after
                                                 ONE YEAR      ONE YEAR      one year      One year
                                               ----------    ----------    ----------    ----------
                                                     L000          L000          L000          L000
       BORROWINGS
       Convertible bonds                                -        29,344             -        28,995
       Obligations under finance leases               449           202           757           459
                                               ----------    ----------    ----------    ----------
                                                      449        29,546           757        29,454
                                               ----------    ----------    ----------    ----------
       OTHER CREDITORS
       Trade creditors                             21,732             -         9,407             -
       Royalty creditors                            5,912             -           990             -
       Accruals and deferred income                 7,929             -         3,165             -
       Corporation tax                             14,344             -         9,775             -
       Other creditors                             26,544         4,106         2,233             -
                                               ----------    ----------    ----------    ----------
                                                   76,461         4,106        25,570             -
                                               ----------    ----------    ----------    ----------
                                                   76,910        33,652        26,327        29,454
                                               ----------    ----------    ----------    ----------
                                               ----------    ----------    ----------    ----------

         Other creditors includes the balance of the consideration due for Crystal Dynamics, Inc. which was acquired by Eidos on November 5, 1998. This is due on April 1, 1999.

6.       COMMITMENTS AND CONTINGENCIES

         As at December 31, 1998 Eidos had contracts to make future payments totalling L12.3 million to various licensors and developers involved in providing games software for Eidos' use. Eidos also has annual commitments under operating leases of L1.2 million, L0.8 million relating to land and buildings and L0.4 million for motor vehicles and equipment. The largest lease is for Wimbledon Bridge House, Eidos' head office, a nine year lease with rent of L0.4 million per annum.

EIDOS PLC

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 1998

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Eidos' actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those discussed in the "Risk Factors" section of Eidos' Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 9, 1998.

The following discussion is based on the Unaudited Consolidated Financial Statements of Eidos, which have been prepared in accordance with UK GAAP. See the Unaudited Consolidated Financial Statements of Eidos for information on the differences between UK GAAP and US GAAP that affect Eidos' net income and shareholders' equity.

OVERVIEW

Eidos has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of Eidos' products; (iii) delays in product completion;
(iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors; (viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling in relation to other currencies; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect Eidos' business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly Eidos operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of Eidos' financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of Eidos' total sales arise in the second half, Eidos has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. Eidos' expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet Eidos' sales expectations.

Eidos publishes its consolidated financial statements in pounds sterling. A significant portion of Eidos' assets and net revenues are generated in foreign currency, primarily US dollars, French Francs and Deutschmarks. In translating the results of its overseas operations Eidos is subject to fluctuations in the exchange rates between pound sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against the pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against the pound sterling could increase reported revenues.

EIDOS PLC
MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED.../


As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1997

NET REVENUE

Net revenue increased 49.6% from L81.3 million in the 1997 quarter to L121.5 million for the 1998 quarter. There were six (1997: seven) new games released in the three months ended December 31, 1998. This included the worldwide release of Tomb Raider 3, Gangsters, Ninja and Thief: The Dark Project and Michael Owen's World League Soccer and Links 99 in the UK and Europe. Tomb Raider 3 and Ninja were internally developed games; Gangsters, Thief: The Dark Project and Michael Owen's World League Soccer were developed for Eidos by external developers and Links 99 was a licensed product. This product mix is similar to that of last year (although there was one additional externally developed game last year).

68.7% of games revenue was from sales of console products compared to 68.9% for the corresponding period of last year. This is as expected because console games are traditionally more popular than PC games during the Christmas season.

74.3% of net revenue was generated in currencies other than pounds sterling (predominantly US dollars, French Francs and Deutschmarks), compared to 69.5% in the corresponding period of 1997. This includes revenue from the newly opened Eidos offices in Japan and Singapore.

The total number of units sold was 7.0 million compared to 5.0 million in the corresponding period of 1997. The average price (L18.27) was marginally lower than last year (L18.53).

COST OF SALES

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third-party developers and royalties payable to internal development teams.

For the three months ended December 31, 1998, cost of sales was L37.3 million. This represented 30.7% of net revenue, compared to L27.7 million, or 34.1% of net revenue, in the corresponding period. Royalty costs were L5.5 million, compared to L2.8 million in the corresponding period of 1997, reflecting the relative success and higher sales of the 1998 titles. The gross margin EXCLUDING royalty costs was 73.9% compared to 69.4% last year. The increase in gross margin is largely due to reduced manufacturing and distribution costs and to increased economies of scale.

EIDOS PLC
MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED.../


SELLING AND MARKETING

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce.

Variable costs in the quarter were L8.7 million (7.1% of revenue) compared to L8.2 million (10.1% of revenue) in the corresponding period of 1997.

The fixed element of selling and marketing costs was L4.8 million compared to L2.6 million in the 1997 period. Costs have continued to rise in line with the general expansion of Eidos.

RESEARCH AND DEVELOPMENT

Research and development primarily consists of software development costs. These costs include:

    - internal development costs
    - development fees paid under publishing agreements to external developers
    - advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of L12.8 million (1997: L6.8 million) and pure research and development of L1.0 million (1997: L0.3m). Costs have risen in line with the number of projects in which Eidos is involved. Research and development includes the costs of the teams at Crystal Dynamics, which Eidos has funded since September 1998.

GENERAL AND ADMINISTRATIVE

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges. General and administrative costs for the period were L7.2 million, or 5.9% of revenue (L5.7M OR 4.7% EXCLUDING goodwill), compared to L4.3 million, or 5.3% of revenue, in 1997 period.

TAXATION

An estimated tax charge in the 1998 period of L18.3 million has been applied to the profit on ordinary activities of L51.3 million. This reflects the projected underlying tax rate for the full year to March 31, 1999, adjusted to exclude exceptional items.

EIDOS PLC
MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED.../


FOR THE NINE MONTHS ENDED DECEMBER 31, 1998 COMPARED TO THE NINE MONTHS ENDED DECEMBER 31, 1997

NET REVENUE

Net revenue increased 64.1% from L103.1 million in the nine months ended December 31, 1997 to L169.1 million for the nine months ended December 31, 1998. There were thirteen (1997: seventeen) new games released in the nine months ended December 31, 1998. These included Tomb Raider 3, Deathtrap Dungeon, Final Fantasy VII, Commandos: Behind Enemy Lines, Michael Owen's World League Soccer, Ninja, Gangsters and The Unholy War. Five titles achieved sales in excess of 350,000 units.

The thirteen titles included four internally developed products, seven externally developed products and two licensed products compared to four internally developed products, eight externally developed products and five licensed products in the corresponding period of 1997.

60.3% of games revenue was from sales of console products compared to 63.1% for the corresponding period of 1997. The increase in the proportion of PC based games reflects the popularity of the PC based games released in the period.

73.9% of net revenue was generated in currencies other than pounds sterling (predominantly US dollars, French Francs and Deutschmarks), compared to 66.5% in the corresponding period of 1997. This increase reflects the continuing growth of Eidos as a brand within the games industry worldwide.

The total number of units sold was 10.3 million compared to 6.6 million in the corresponding period of 1997. The average price in the 1998 period (L16.70) is slightly lower than the average price in the corresponding period of 1997 (L16.86) reflecting the strength of the back catalogue (which has a lower average price) rather than any significant reduction in the selling price of new releases.

COST OF SALES

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third-party developers, and royalties payable to internal development teams.

For the nine months ended December 31, 1998, cost of sales was L59.8 million. For this period, cost of sales represented 35.3% of net revenue, compared to L36.8 million, or 35.7% of net revenue, in the corresponding period. Royalty costs were L11.6 million compared to L4.6 million in the corresponding period of 1997 reflecting the success of the titles released this year. The gross margin EXCLUDING royalty costs was 71.5% compared to 68.8% in 1997.

SELLING AND MARKETING

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce.

EIDOS PLC
MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED.../


Variable costs in the period were L15.0 million (8.9% of revenue) compared to L10.6 million (10.3% of revenue) in the corresponding period of 1997. The increase reflects the growing use of TV advertising to promote Eidos' valuable franchises.

The fixed element of selling and marketing costs was L10.9 million compared to L6.8 million in the 1997 period. Costs have continued to rise in line with the general expansion of Eidos and also reflect amortisation costs of new licences obtained in the third quarter.

RESEARCH AND DEVELOPMENT

Research and development primarily consists of software development costs. These costs include:

    - internal development costs
    - development fees paid under publishing agreements to external developers
    - advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of L27.8 million (1997: L22.1 million) and pure research and development of L2.1 million (1997: L1.0 million). Product development includes L20.3 million invested in a pipeline of over 40 titles to be released over the next two years.

GENERAL AND ADMINISTRATIVE

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges from the third quarter. General and administrative costs for the period were L17.4 million or 10.3% of revenue (L15.8 million or 9.4% EXCLUDING goodwill) compared to L12.5 million, or 12.1% of revenue, in the 1997 period.

TAXATION

An estimated tax charge of L13.2 million has been applied to the profit on ordinary activities of L32.4 million. This reflects the projected underlying tax rate for the full year to March 31, 1999, adjusted to exclude exceptional items.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998 Eidos had cash and cash equivalents of L2.4 million and Eidos' working capital was L51.0 million.

Eidos utilised cash of L17.5 million from its operating activities after incurring research and development costs of L26.1 million in the nine months ended December 31, 1998.

The acquisition of Crystal Dynamics utilised L14.7 million of cash. This includes half of the agreed cash consideration and related acquisition costs less L0.5m cash acquired with Crystal.

EIDOS PLC
MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED.../

Capital expenditure and financial investment activities utilised L2.3 million in the nine months ended December 31, 1998, comprising L1.7 million for the purchase of tangible fixed assets and L0.6 million for other fixed asset investments.

L5.6 million was paid in tax (net of a L3.0 million repayment in the US), and L0.6 million reduced principal under finance leases. In addition Eidos generated L0.2 million from the exercise of share options issued to employees.

ACQUISITIONS

The results for period ended December 31, 1998 reflect the acquisition of Crystal Dynamics on November 5, 1998. This has added L2.6 million to operating costs for the three and nine months ended December 31, 1998, of which L1.5 million represents amortisation on the L29.9 million goodwill arising from the transaction.

YEAR 2000

The importance and urgency of the Year 2000 issue was recognised early by Eidos and the Company took steps to ensure the timely completion of its compliance project. Fortunately, development software and tools, which comprise the majority of Eidos' systems, are not adversely affected by Year 2000 problems, and the hardware used is often being upgraded because of rapid changes in technology. Moreover, because Eidos products do not contain date-related processes, the Company believes that such products do not pose significant Year 2000 concerns.

Regarding the rest of Eidos' systems, especially financial and operational systems,
-  a global strategy and policy for the group was developed and implemented
- responsibilities were assigned to ensure timeliness of response and co-ordination of effort at all levels
- testing and replacement of hardware at all sites proceeded as estimated and all business critical systems are now fully compliant
- financial and operational software was inventoried, certified by the suppliers and tested internally

For example, the main financial and logistical system used in the UK and US offices, AGRESSO, has been fully certified and tested to conform to Year 2000 requirements. All non-compliant systems used in other offices have been upgraded or are in the process of being upgraded now.

Third party compliance is now the largest issue still in progress, and the estimated date of completion is March 31, 1999. Eidos' major suppliers have already given confirmation of their readiness for the Year 2000 and are regularly inspected for compliance. Eidos is also currently developing a Business Continuity Plan with the help of an external consultant, and this project will include risk management, physical security and disaster recovery planning.

Although it would be impossible to give a full assurance that operations will be unaffected considering the supply chain all businesses operate within, Eidos does not believe that business will be adversely affected by the Year 2000. The Company will continue its efforts to ensure that this possibility is reduced as much as possible.

EIDOS PLC
MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED.../

To date the costs of implementing the Year 2000 compliance program have been indistinguishable from the normal costs incurred by Eidos in the regular maintenance and upgrading of all computer hardware and software. Some additional marginal costs have been incurred (for example, purchasing specific testing software and Year 2000 literature) but these have been negligible (less than L50,000). It is anticipated that there will be no further significant costs.

THE EURO

The Board is currently assessing the implications for the European operations of the introduction of a common European currency ("The Euro"). The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, German Mark and other participating currencies until the local currencies are phased out by January 1, 2001.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro. The systems will not be capable of performing the "triangulation" exercise required for the accurate translation of local currencies into the Euro until the next routine upgrades which are not due to be completed until mid-1999. The Company believes that this is not a serious risk since none of the European offices intend to convert to the Euro in the short term.

There have been negligible external costs relating to the introduction of the Euro to date (less than L10,000). It is anticipated that once the Euro is implemented there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes). These are not expected to be material.

The Company has established a task force comprising senior representatives from finance, operations, sales and marketing in France, Germany and the UK to consider the wider issues relating to the Euro and the Company's response. It will be difficult to establish a Europe-wide policy until the UK's position with regard to the Euro becomes clearer.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point (as existing price points are translated to the Euro then possibly rounded down by the retailer). At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "grey imports" and minimise this risk.

Currently the offices in France and Germany remit francs and marks back to the Head Office in the UK. These receipts are translated to Sterling and the currency risk is hedged in accordance with Company policies. The introduction of the Euro will initially create an additional currency to hedge against and may thus increase costs. However, should the UK convert to the Euro this risk will be eliminated and the US dollar will become the only significant currency exposure.

EIDOS PLC




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

EIDOS PLC


By:      /S/ JEREMY MJ LEWIS                                 APRIL 30, 1999
         -------------------                                 --------------
         Jeremy MJ Lewis
         Finance Director